                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                           ZEVEX INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   98950E400
                        ------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 98950E400                                          Page 2 of 7 Pages
            ---------                 13G

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Oberweis Asset Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          373,840
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          373,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      373,840
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
12
      IA

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP NO. 98950E400                 13G                      Page 3 of 7 Pages
            ---------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      James D. Oberweis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          373,840
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          373,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      373,840
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1

     (a) Name of Issuer:

              Zevex International, Inc.

     (b) Address of Issuer's Principal Executive Offices

              4314 South Zevex Park Lane
              Salt Lake City, UT 84123

Item 2

     (a) Name of Person Filing:

              Oberweis Asset Management, Inc. ("OAM")
              James D. Oberweis ("Mr. Oberweis")

     (b) Address of Principal Business Office:

              OAM and Mr. Oberweis are both located at:

              951 Ice Cream Drive, Suite 200
              North Aurora, IL 60542

     (c) Citizenship:

              OAM is an Illinois Corporation.
              Mr. Oberweis is a U.S. citizen.

     (d) Title of Class of Securities:

              Common Stock

     (e) CUSIP Number:

              98950E400

Item 3.

     (e) OAM is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940. Mr. Oberweis is the principal stockholder of OAM.

Item 4. Ownership (at December 31, 2000):

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount owned "beneficially" within the meaning of rule 13d-3:

               373,840 shares

     (b)  Percent of class:

               10.9% (based on 3,439,346 shares outstanding on November 1, 2000)

                               Page 4 of 7 Pages

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                     None

          (ii)  Shared power to vote or to direct the vote:
                     373,840

          (iii) Sole power to dispose or to direct the disposition of:
                     None

          (iv)  Shared power to dispose or to direct the disposition of:
                     373,840

         OAM serves as investment advisor to The Oberweis Funds (the "Fund"). Various of OAM's shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to Rule 16d-3(a) the 373,840 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM shared voting power and shared dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregate number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of a Group:

         Not Applicable

                               Page 5 of 7 Pages

Item 10. Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 6 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001



                        The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.


                                              OBERWEIS ASSET MANAGEMENT, INC.


                                          By: /s/ Patrick B. Joyce
                                              ----------------------------------
                                              Patrick B. Joyce
                                              Executive Vice President


                        The undersigned individual, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                          By: /s/ James D. Oberweis
                                              ----------------------------------
                                              James D. Oberweis

                               Page 7 of 7 Pages